

Mail Stop 4628

February 28, 2017

Michael J. Hennigan
President and Chief Executive Officer
Sunoco Logistics Partners L.P.
3807 West Chester Pike
Newtown Square, PA 19073

> **Re: Sunoco Logistics Partners L.P.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 17, 2017**
> **File No. 333-215183**

Dear Mr. Hennigan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2017 letter.

The Merger, page 64

Background of the Merger, page 66

1.   Based upon your response to prior comment 2, it appears that the merger between ETP and SXL proposed by ETE was the only alternative considered.   We note also the carryover bullet point at the bottom of page 81 which indicates that the ETP Conflicts Committee determined that "[g]iven ETE's control over ETP's general partner, it was unrealistic to expect or pursue an unsolicited third party acquisition proposal or offer for the assets or control of ETP, and it was unlikely that the ETP Conflicts Committee could conduct a meaningful auction for the acquisition of the assets or control of ETP."

Revise your disclosure in this section to clarify at what point the ETP Conflicts Committee determined not to consider alternative transactions, including those contained in Barclay's Report dated November 11, 2016 or with third parties.

Unaudited Financial Projections of ETP, page 95

2.   In an appropriate location, please revise your disclosure to clarify that the ETP projections presented to and reviewed by the ETP Conflicts Committee removed from EBITDA 90.05% of the cash distributions related to the SXL incentive distribution rights and general partner interest of SXL received by ETP to which ETE, as a result of its ownership of the ETP Class H units, is entitled to receive.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration of the effective date of the pending registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Lande A. Spottswood, Esq.
        Vinson & Elkins LLP